COMMENTS RECEIVED ON JANUARY 5, 2010

FROM CHRISTIAN SANDOE

FIDELITY ADVISOR SERIES I (File Nos. 002-84776 and 811-03785)

Fidelity Advisor Dividend Growth Fund, Fidelity Advisor Dynamic Capital Appreciation Fund,
Fidelity Advisor Equity Growth Fund, Fidelity Advisor Equity Income Fund,
Fidelity Advisor Equity Value Fund, Fidelity Advisor Fifty Fund, Fidelity Advisor Growth & Income Fund, Fidelity Advisor Growth Opportunities Fund, Fidelity Advisor Large Cap Fund,
Fidelity Advisor Mid Cap Fund, Fidelity Advisor Small Cap Fund, Fidelity Advisor Strategic Growth Fund, Fidelity Advisor Value Strategies Fund, and Fidelity Real Estate High Income Fund

POST-EFFECTIVE AMENDMENT NO. 89

FIDELITY ADVISOR SERIES IV (File Nos. 002-83672 and 811-03737)

Fidelity Institutional Short-Intermediate Government Fund

POST-EFFECTIVE AMENDMENT NO. 91

FIDELITY COMMONWEALTH TRUST (File Nos. 002-52322 and 811-02546)

Fidelity Nasdaq Composite Index Fund, Fidelity Nasdaq Composite Index Tracking Stock, and
Fidelity Series 100 Index Fund

POST-EFFECTIVE AMENDMENT NO. 108

FIDELITY COURT STREET TRUST (File Nos. 002-58774 and 811-02741)

Fidelity Connecticut Municipal Income Fund and Fidelity New Jersey Municipal Income Fund

POST-EFFECTIVE AMENDMENT NO. 89

FIDELITY COURT STREET TRUST II (File Nos. 033-43758 and 811-06453)

Fidelity Connecticut Municipal Money Market Fund, Fidelity New Jersey AMT Tax-Free Money Market Fund, and Fidelity New Jersey Municipal Money Market Fund

POST-EFFECTIVE AMENDMENT NO. 38

FIDELITY FINANCIAL TRUST (File Nos. 002-79910 and 811-03587)

Fidelity Convertible Securities Fund, Fidelity Equity-Income II Fund, and Fidelity Independence Fund

POST-EFFECTIVE AMENDMENT NO. 54

FIDELITY FIXED-INCOME TRUST (File Nos. 002-41839 and 811-02105)

Fidelity Strategic Dividend & Income Fund

POST-EFFECTIVE AMENDMENT NO. 130

FIDELITY MT. VERNON STREET TRUST (File Nos. 002-79755 and 811-03583)

Fidelity 130/30 Large Cap Fund, Fidelity Growth Company Fund, Fidelity Growth Strategies Fund, and Fidelity New Millennium Fund

POST-EFFECTIVE AMENDMENT NO. 56

FIDELITY PHILLIPS STREET TRUST (File Nos. 002-63350 and 811-02890)

Fidelity Cash Reserves and Fidelity U.S. Government Reserves

POST-EFFECTIVE AMENDMENT NO. 59

FIDELITY SECURITIES FUND (File Nos. 002-93601 and 811-04118)

Fidelity Advisor Growth Strategies Fund

POST-EFFECTIVE AMENDMENT NO. 86

1. All funds

C: The Staff would like confirmation that all changes agreed upon related to comments received on November 3, 2009, November 17, 2009, December 1, 2009, and December 4, 2009 will be incorporated into these prospectuses.

R: We confirm that the changes will be incorporated.

Advisor Series I, PEA No. 89; Advisor Series IV, PEA No. 91; Commonwealth Trust, PEA No. 108; Court Street Trust, PEA No. 89; Court Street Trust II, PEA No. 38; Financial Trust, PEA No. 54; Fixed-Income Trust, PEA No. 130; Mt. Vernon Street Trust, PEA No. 56; Phillips Street Trust, PEA No. 59; and Securities Fund, PEA No. 86

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2. Fidelity Advisor Dividend Growth Fund, Fidelity Advisor Dynamic Capital Appreciation Fund, Fidelity Advisor Equity Growth Fund, Fidelity Advisor Equity Value Fund, Fidelity Advisor Growth & Income Fund, Fidelity Advisor Growth Opportunities Fund, Fidelity Advisor Strategic Growth Fund, Fidelity Strategic Dividend & Income Fund, Fidelity Convertible Securities Fund, Fidelity Equity-Income Fund, Fidelity Independence Fund, and Fidelity Growth Company Fund

"Fund Summary" (prospectuses)

"Principal Investment Strategies"

C: The Staff would like us to disclose the market capitalization strategy for each fund.

R: The funds do not have a principal investment strategy of investing in securities of companies with a particular market capitalization.

3. Fidelity Advisor Dividend Growth Fund

"Fund Summary" (prospectuses)

"Principal Investment Strategies"

"Normally investing at least 80% of assets in equity securities."

C: The Staff asserts that the funds should be investing at least 80% of assets in dividend producing equity securities.

R: Rule 35d-1 requires a fund to invest at least 80% of its assets in the type of investment suggested by its name. The term "dividend" in the context of this fund does not suggest that the fund focuses its investments in a particular type of investment, but rather reflects FMR's use of a company's potential to pay dividends as a way to evaluate investment opportunities. Therefore, we do not believe that the use of the word "dividend" in the fund's name requires the fund to have a policy to invest at least 80% of its assets in securities that pay dividends. However, because we believe that the word "dividend" may imply investment in equity securities, the fund has a non-fundamental policy of normally investing at least 80% of its assets in equity securities.

4. Fidelity Advisor Dynamic Capital Appreciation Fund

C: The Staff requests an explanation of the reasoning behind the word "Dynamic" in the fund's name.

R: The term "Dynamic" reflects the fund's management style.

5. Fidelity Advisor Equity Growth Fund

"Investment Details" (prospectuses)

"Principal Investment Risks"

"Foreign Exposure. Foreign securities, foreign currencies, and securities issued by U.S. entities with substantial foreign operations can involve additional risks relating to political, economic, or regulatory conditions in foreign countries. These risks include fluctuations in foreign currencies; withholding or other taxes; trading, settlement, custodial, and other operational risks; and the less stringent investor protection and disclosure standards of some foreign markets. All of these factors can make foreign investments, especially those in emerging markets, more volatile and potentially less liquid than U.S. investments. In addition, foreign markets can perform differently from the U.S. market."

Advisor Series I, PEA No. 89; Advisor Series IV, PEA No. 91; Commonwealth Trust, PEA No. 108; Court Street Trust, PEA No. 89; Court Street Trust II, PEA No. 38; Financial Trust, PEA No. 54; Fixed-Income Trust, PEA No. 130; Mt. Vernon Street Trust, PEA No. 56; Phillips Street Trust, PEA No. 59; and Securities Fund, PEA No. 86

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C: Noting the emerging markets disclosure in the "Investment Details" section, the Staff requests a statement relating to emerging markets be added under the "Principal Investment Strategies" and "Principal Investment Risks" headings in the "Fund Summary" section.

R: Though the non-U.S. securities in which the funds invest may include foreign issuers in both developed and emerging markets, these funds currently do not have a principal investment strategy of investing in emerging markets. Accordingly, we have not modified the disclosure.

6. Fidelity Advisor Equity Income Fund and Fidelity Equity-Income II Fund

"Fund Summary" (prospectuses)

"Principal Investment Strategies"

"Normally investing at least 80% of assets in equity securities."

C: The Staff asserts that the funds should be investing at least 80% of assets in income-producing equity securities.

R: As indicated in the Staff's Q&A on Rule 35d-1, the SEC staff has taken the position that "equity income" in a fund name suggests that the fund focuses its investments in equities and has an objective of achieving income. As income is part of each fund's investment objective and does not suggest a type of investment in the context of these funds, we have not added disclosure.

7. Fidelity 130/130 Large Cap Fund, Fidelity Advisor Large Cap Fund, Fidelity Advisor Mid Cap Fund, and Fidelity Advisor Small Cap Fund

"Fund Summary" (prospectuses)

"Principal Investment Strategies"

(From Fidelity Advisor Large Cap Fund & Fidelity 130/30 Large Cap Fund)
"Normally investing at least 80% of assets in securities of companies with large market capitalizations (which, for purposes of this fund, are those companies with market capitalizations similar to companies in the Russell 1000 Index or the Standard & Poor's 500SM Index (S&P 500))."

(From Fidelity Advisor Mid Cap Fund)
"Normally investing at least 80% of assets in securities of companies with medium market capitalizations (which, for purposes of this fund, are those companies with market capitalizations similar to companies in the Russell Midcap Index or the Standard & Poor's MidCap 400 Index (S&P MidCap 400)."

(From Fidelity Advisor Small Cap Fund)
"Normally investing at least 80% of assets in securities of companies with small market capitalizations (which, for purposes of this fund, are those companies with market capitalizations similar to companies in the Russell 2000 Index or the Standard & Poor's SmallCap 600 Index (S&P SmallCap 600))."

C: The Staff suggests that the references to the above underlined indices are not an appropriate definition of the terms "large cap," "mid cap," or "small cap," as applicable.

Advisor Series I, PEA No. 89; Advisor Series IV, PEA No. 91; Commonwealth Trust, PEA No. 108; Court Street Trust, PEA No. 89; Court Street Trust II, PEA No. 38; Financial Trust, PEA No. 54; Fixed-Income Trust, PEA No. 130; Mt. Vernon Street Trust, PEA No. 56; Phillips Street Trust, PEA No. 59; and Securities Fund, PEA No. 86

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R: While there is no precise definition for the term "large capitalization," "mid capitalization," or "small capitalization," the Staff has suggested that it may be appropriate in developing a definition to refer to indices that classify publicly offered companies according to their market capitalization. See Name Test Rule Adopting Release footnote 42 (citing Letter to Registrants from Carolyn B. Lewis, Assistant Director,Division of Investment Management, SEC (Feb. 25, 1994) at II.D. (rescinded by N-1A Amendments)). Because the indices classify publicly offered companies according to their market capitalization, and generally are representative of the large-cap, mid-cap, or small-cap segment, as applicable, of the U.S. equity market, we believe our definition is reasonable, even though we recognize that the capitalization ranges of these indices vary from time to time.

8. Fidelity Advisor Value Strategies Fund

"Fund Summary" (prospectuses)

"Principal Investment Strategies"

"Focusing investments in medium-sized companies, but also may invest substantially in larger or smaller companies."

C: The Staff believes that small-cap and mid-cap risk disclosure should be included.

R: We believe that the disclosure under the sub-heading "Principal Investment Risks" in the "Investment Details" section and the "Fund Summary" section appropriately discloses the fund's principal investment risks. In particular, we believe that the risks associated with small-cap and mid-cap issuers are issuer-specific risks and are not necessarily tied to capitalization alone. These risks are disclosed under "Issuer Specific Changes." We believe that our disclosure complies with the requirements of Item 9 of Form N-1A, and thus Item 4 of Form N-1A, and therefore, we have not modified our disclosure.

9. Fidelity Real Estate High Income Fund

"Fund Summary" (prospectus)

"Principal Investment Strategies"

"Normally investing at least 80% of the fund's assets in real estate related investments of all types."

C: The Staff would like additional disclosure for "name test" purposes indicating 80% of the fund's assets are invested in high yield securities.

R: As indicated in the Staff's Q&A on Rule 35d-1, the rule does not apply to the use of the term "income" where that term suggests an investment objective or strategy rather than a type of investment. As income is part of the fund's investment objective and does not suggest a type of investment in the context of this fund, we have not added disclosure.

10. Fidelity Institutional Short-Intermediate Government Fund

"Fund Summary" (prospectus)

"Principal Investment Strategies"

C: The Staff would like us to disclose the lowest credit quality the fund may purchase.

Advisor Series I, PEA No. 89; Advisor Series IV, PEA No. 91; Commonwealth Trust, PEA No. 108; Court Street Trust, PEA No. 89; Court Street Trust II, PEA No. 38; Financial Trust, PEA No. 54; Fixed-Income Trust, PEA No. 130; Mt. Vernon Street Trust, PEA No. 56; Phillips Street Trust, PEA No. 59; and Securities Fund, PEA No. 86

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R: The fund does not have a principal investment strategy to invest in securities of a particular maturity or a policy specifying the lowest rated security that it may purchase or hold. Further, we are not aware of any requirement to disclose the lowest credit rating that a fund may purchase or hold.

11. Fidelity Institutional Short-Intermediate Government Fund

"Fund Summary" (prospectus)

"Principal Investment Strategies"

"Investing in instruments related to U.S. Government securities."

C: The Staff would like us to describe what instruments are "related to" U.S. Government securities.

R: We are required, pursuant to Item 4(a) of Form N-1A to "summarize how the [f]und intends to achieve its investment objectives by identifying the [f]und's principal investment strategies (including the types of securities in which the [f]und invests or will invest principally). . . ." (emphasis added). We believe that the list of summary statements under the sub-heading "Principal Investment Strategies" appropriately identifies the fund's principal investment strategies. Accordingly, we respectfully decline to modify the disclosure.

12. Fidelity Connecticut Municipal Income Fund and Fidelity New Jersey Municipal Income Fund

"Fund Summary" (prospectuses)

"Principal Investment Strategies"

C: The Staff would like us to identify each fund's dollar-weighted average maturity.

R: The funds do not have a principal investment strategy to invest in securities of a particular maturity.

13. Fidelity Connecticut Municipal Income Fund

"Fund Summary" (prospectus)

"Principal Investment Risks"

"Geographic Concentration. Unfavorable political or economic conditions within Connecticut can affect the credit quality of issuers located in that state."

C: The Staff notes that we have geographic concentration, but requests that we add more robust Connecticut specific disclosure.

R: Consistent with Item 4(b) of Form N-1A, the disclosure at issue is meant to summarize the risks of funds that are relatively less geographically diversified than other funds. More specific risk disclosure relating to Connecticut is appropriately located in the "Investment Details" section.

Advisor Series I, PEA No. 89; Advisor Series IV, PEA No. 91; Commonwealth Trust, PEA No. 108; Court Street Trust, PEA No. 89; Court Street Trust II, PEA No. 38; Financial Trust, PEA No. 54; Fixed-Income Trust, PEA No. 130; Mt. Vernon Street Trust, PEA No. 56; Phillips Street Trust, PEA No. 59; and Securities Fund, PEA No. 86

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14. Fidelity Connecticut Municipal Income Fund, Fidelity Connecticut Municipal Money Market Fund, Fidelity New Jersey Municipal Income Fund, and Fidelity New Jersey Municipal Money Market Fund

"Investment Details" (prospectuses)

"Principal Investment Strategies"

(Sample from Fidelity's Connecticut Municipal Funds)
"FMR may invest the fund's assets in municipal securities whose interest is subject to Connecticut personal income tax or Connecticut alternative minimum tax. Although FMR does not currently intend to invest the fund's assets in municipal securities whose interest is subject to federal income tax, FMR may invest all of the fund's assets in municipal securities whose interest is subject to the federal alternative minimum tax."

C: The Staff suggests we add AMT risk disclosure to the "Fund Summary" sections.

R: We believe the current disclosure adequately describes the principal investment risks associated with the funds, and therefore have not modified disclosure.

15. Fidelity Connecticut Municipal Income Fund, Fidelity Connecticut Municipal Money Market Fund, Fidelity New Jersey AMT Tax-Free Money Market Fund, Fidelity New Jersey Municipal Income Fund, and Fidelity New Jersey Municipal Money Market Fund

"Valuing Shares" (prospectuses)

(Sample from Fidelity's Connecticut Municipal Funds)
"Each fund is open for business each day the NYSE is open. Even if the NYSE is closed, Fidelity Connecticut Municipal Money Market Fund will be open for business on those days on which the New York Fed is open, the primary trading markets for Fidelity Connecticut Municipal Money Market Fund's portfolio instruments are open, and Fidelity Connecticut Municipal Money Market Fund's management believes there is an adequate market to meet purchase and redemption requests."

C: The Staff would like us to identify each day the funds are open when the NYSE is closed.

R: This disclosure is meant to cover instances where the NYSE is closed unexpectedly, but the funds may be open for business, provided that management believes an adequate trading market exists (e.g., day of mourning to honor a deceased former president).

16. Fidelity Strategic Dividend & Income Fund

"Fund Summary" (prospectus)

"Principal Investment Strategies"

"Normally investing at least 80% of assets in equity securities."

C: The Staff suggests that, in light of its name, the fund should be investing 80% of its assets in securities that are dividend producing and/or that generate income. The Staff also questions the choice of the fund's trust, as both the fund and the trust are subject to the name test rule.

R: A fund subject to the rule must invest at least 80% of its assets in the type of investment suggested by its name. The term "dividend & income" does not suggest that the fund focuses its investments in a particular type of investment, but rather suggests that the fund invests its assets in order to achieve both dividends and current income. The word "dividend" (like the word "income") suggests an investment strategy rather than a type of investment. Therefore,we do not believe that the use of the words "dividend" or "income" in the fund's name requires the fund to have a policy that requires 80% of its assets to be invested in securities that pay dividends or generate income. However, because we believe that the word "dividend" may imply investment in equity securities, the fund has a non-fundamental policy of normally investing at least 80% of its assets in equity securities.

Also, we are not aware of authority that requires a series company to apply Rule 35d-1 at the legal entity level in addition to the individual series level. Nonetheless, we agree that a series company should not adopt and use a name in a manner that could reasonably be expected to mislead investors in its constituent series. We note that the trust's name does not appear in the prospectus, or the fund's name. In light of the extensive plain English disclosure describing the fund's investment objectives and strategies that appears in the fund's prospectus, even if the trust's name were deemed to be inconsistent with the fund's investment focus, we do not believe that the trust's name in the SAI would deceive investors.

Advisor Series I, PEA No. 89; Advisor Series IV, PEA No. 91; Commonwealth Trust, PEA No. 108; Court Street Trust, PEA No. 89; Court Street Trust II, PEA No. 38; Financial Trust, PEA No. 54; Fixed-Income Trust, PEA No. 130; Mt. Vernon Street Trust, PEA No. 56; Phillips Street Trust, PEA No. 59; and Securities Fund, PEA No. 86

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17. Fidelity Nasdaq Composite Index Fund and Fidelity Nasdaq Composite Index Tracking Stock

"Fund Summary" and "ETF Summary" (prospectuses)

"Principal Investment Strategies"

"Normally investing at least 80% of assets in common stocks included in the Index."

C: The Staff notes that the name test rule is not meant to act as a safe harbor. The Staff believes each fund should invest more than 80% of assets in index securities.

R: We believe the wording of each fund's name test complies with the name test rule, but are aware of the Staff's position that index funds generally would be expected to invest more than 80% of their assets in investments connoted by the applicable index.

18. Fidelity Nasdaq Composite Index Fund and Fidelity Nasdaq Composite Index Tracking Stock

"Fund Summary" and "ETF Summary" (prospectuses)

"Principal Investment Strategies"

C: The Staff would like us to identify the average market capitalization range of the index as of a recent date.

R: As the capitalization range of the index varies over time, we believe it is more appropriate to identify a well-publicized index by name rather than giving a snap shot of the capitalization range of an index as of a single date. Therefore, we have not modified the disclosure.

19. Fidelity Nasdaq Composite Index Fund and Fidelity Nasdaq Composite Index Tracking Stock

"Fund Summary" and "ETF Summary" (prospectuses)

"Performance"

"The Nasdaq Composite Index measures all Nasdaq domestic and international based common type stocks listed on The Nasdaq Stock Market."

C: The Staff believes that because the description for the Nasdaq Composite Index states that it measures international based common stocks, we should add foreign risk disclosure in the "Principal Investment Risks" section.

Advisor Series I, PEA No. 89; Advisor Series IV, PEA No. 91; Commonwealth Trust, PEA No. 108; Court Street Trust, PEA No. 89; Court Street Trust II, PEA No. 38; Financial Trust, PEA No. 54; Fixed-Income Trust, PEA No. 130; Mt. Vernon Street Trust, PEA No. 56; Phillips Street Trust, PEA No. 59; and Securities Fund, PEA No. 86

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R: We believe the current disclosure adequately summarizes the principal investment risks associated with the fund and ETF, and therefore have not modified disclosure.

20. Fidelity Nasdaq Composite Index Fund and Fidelity Nasdaq Composite Index Tracking Stock

"Investment Details" (prospectuses)

"Principal Investment Risks"

"In response to market, economic, political, or other conditions, FMR may temporarily use a different investment strategy for defensive purposes. If FMR does so, different factors could affect the fund's performance and the fund may not achieve its investment objective."

C: The Staff questions why funds that track an index would use a different investment strategy for defensive purposes.

R: The fund has a temporary defensive policy, which it may employ in the event of exigent circumstances such as abnormal market or economic conditions, and, as required by Item 9 of Form N-1A, has disclosed such policy. Accordingly we have not modified disclosure.

21. All funds

Tandy Representations (prospectuses and SAIs)

C: The Staff would like us to affirm the following three statements:

1) The funds are responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.